UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ATLAS ENERGY, L.P.
(Name of Issuer)

Common Units representing Limited Partnership Interests
(Title of Class of Securities)

04930A104
(CUSIP Number)

May 5, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)
☒            Rule 13d-1(c)
☐            Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages
Exhibit Index: Page 7

CUSIP No. 04930A104	Page 2 of 8 Pages

1.	Names of Reporting Persons. TOURBILLON CAPITAL PARTNERS LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	2,611,000
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	2,611,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,611,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person: PN, IA

CUSIP No. 04930A104	Page 3 of 8 Pages

1.	Names of Reporting Persons. JASON H. KARP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	2,611,000
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	2,611,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,611,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person: IN, HC

Page 4 of 8 Pages
Item 1(a).	Name of Issuer:

Atlas Energy, L.P. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Park Place Corporate Center One, 1000 Commerce Drive, Suite 400, Pittsburgh, PA 15275

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Tourbillon Capital Partners LP (“Tourbillon Capital Partners”), and
ii.	Jason H. Karp (“Mr. Karp”).

This Statement relates to Units (as defined herein) held for the accounts of Tourbillon Global Master Fund Ltd (“Global Master Fund”) and GFS Map Trust Tourbillon (“GFS Map Trust”).  Tourbillon Capital Partners serves as investment manager to each of Global Master Fund and GFS Map Trust.  Mr. Karp is the Chief Executive Officer of Tourbillon Capital Partners.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 444 Madison Avenue, 26th Floor, New York, NY 10022.

Item 2(c).	Citizenship:

i.	Tourbillon Capital Partners is a Delaware limited partnership, and
ii.	Mr. Karp is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Units representing Limited Partnership Interests (the “Units”)

Item 2(e).	CUSIP Number:

04930A104

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of May 5, 2014, each of Tourbillon Capital Partners and Mr. Karp may be deemed the beneficial owner of 2,611,000 Units, obtainable upon the exercise of call options.  This amount of Units includes: (A) 2,422,400 Units obtainable upon the exercise of call options held for the account of Global Master Fund, and (B) 188,600 Units obtainable upon the exercise of call options held for the account of GFS Map Trust.

Page 5 of 8 Pages
Item 4(b)	Percent of Class:

As of May 5, 2014, each of the Reporting Persons may be deemed the beneficial owner of approximately 5.1% of Units outstanding.  (The Reporting Persons’ beneficial ownership percentage is based on 51,464,243 Units outstanding as of March 14, 2014, according to the Issuer’s proxy statement, filed March 21, 2014.)

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	2,611,000
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	2,611,000

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.  Certain funds listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 6 of 8 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOURBILLON CAPITAL PARTNERS LP

	By:	/s/ Brian A. Kessler
Brian A. Kessler
Chief Financial Officer and Chief Compliance Officer

JASON H. KARP

	By:	/s/ Jason H. Karp
Jason H. Karp

May 7, 2014

Page 7 of 8 Pages
EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement	8

Page 8 of 8 Pages
EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Units representing Limited Partnership Interests of Atlas Energy, L.P. dated as of May 7, 2014 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

TOURBILLON CAPITAL PARTNERS LP

	By:	/s/ Brian A. Kessler
Brian A. Kessler
Chief Financial Officer and Chief Compliance Officer

JASON H. KARP

	By:	/s/ Jason H. Karp
Jason H. Karp

May 7, 2014